U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

                  [x] Form 10-K      [  ] Form 20-F  [  ]     Form 11-K  [  ]
                  Form 10-Q  [  ]     Form N-SAR
                  For Period Ended:         January 31, 1996
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                  [ ] Transition  Report on Form 10-K
                  [ ] Transition  Report on Form 20-F
                  [ ] Transition  Report on Form 11-K
                  [ ]  Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
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                  Read Attached Instruction Sheet Before Preparing Form.  Please
                  Print or Type.
                  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification  relates to  a portion of the filing checked above, identify the Item(s) to which the notification relates:
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Part I - Registrant Information
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         Full Name of Registrant       National Health Enhancement Systems, Inc.
         Former Name if Applicable
                                       N/A
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         Address of Principal Executive Office (Street and Number)
                                        3200 North Central Avenue
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         City, State and Zip Code           Phoenix, AZ  85012

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Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ x ]

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative
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State below in reasonable  detail the reasons why Form 10-K,  Form 20-F, 11-K or form N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

In connection with its year end closing the Company determined to reevaluate an accounting policy and perform additional procedures in connection with the reevaluation. As a result, the Company has not completed the preparation of its financial statements as of and for the year ended January 31, 1996. Management expects to complete this process and submit the Company's financial statements by May 15, 1996.

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Part IV - Other Information
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         (1) Name and telephone number  of person  to contact in  regard to this notification

               Jeffrey T. Zywicki           602           230-7575
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                  (Name)                (Area Code)  (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 if the Investment company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [x] Yes    [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [x] Yes    [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company believes that the results of operations for fiscal year ended January 31, 1996 to be included in the Form 10KSB that is the subject of this Notification will be improved from the results of operations for fiscal year ended January 31, 1995. However, because the Company has not completed the preparation of its 1996 statements, the Company is not in a position to state the degree or amount of improvement.

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                  (Name of Registrant as specified in charter)

                    National Health Enhancement System, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     4/30/96                               By  /s/ Jeffrey T. Zywicki
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                                                       Jeffrey T. Zywicki
                                                   Sr. Vice President, Finance